Exhibit 3.18

VACCINEX, INC.

CERTIFICATE OF AMENDMENT

TO AMENDED AND RESTATED SERIES D CONVERTIBLE PREFERRED STOCK

CERTIFICATE OF DESIGNATION

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

Vaccinex, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: The name of the Corporation is Vaccinex, Inc.

SECOND: A Certificate of Designation creating, authorizing and providing for the issuance of Series D Convertible Preferred Stock, par value $0.001 per share, consisting of twenty-three million five hundred thousand (23,500,000) shares, was filed with the Secretary of State of the State of Delaware on July 15, 2016. An Amended and Restated Series D Convertible Preferred Stock Certificate of Designation (the “Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on May 31, 2017, including to increase the number of authorized shares of Series D Convertible Preferred Stock to thirty-three million five hundred thousand (33,500,000) shares.

THIRD: Twenty-seven million seven hundred eighty-seven thousand six hundred forty-two (27,787,642) shares of Series D Convertible Preferred Stock have been issued as of the date hereof.

FOURTH: The amendment to the Amended and Restated Certificate set forth below (the “Amendment”) was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”), declaring its advisability, at a duly called meeting in accordance with the applicable provisions of Section 242 of the DGCL, followed by the approval by written consent of the holders of a majority of the outstanding stock entitled to vote thereon in accordance with the applicable provisions of Section 228 of the DGCL.

FIFTH: The Amended and Restated Certificate is hereby amended by striking Section 4(b) in its entirety and inserting the following:

(b) Conversion Upon Qualified Public Offering. Upon (i) the closing of an underwritten public offering pursuant to an effective registration statement under the Securities Act, or any comparable statement under any similar United States federal statute then in force, covering the offer and sale of Common Stock for the account of the Corporation to the public at an offering price per share of not less than $5.00 (which amount shall be subject to equitable adjustment whenever there shall occur a stock dividend, stock split, combination of shares, reclassification or similar event with respect to the Common Stock) and with gross proceeds to the Corporation of not less than $30 million (a “Qualified Public Offering”), (ii) the affirmative vote of a majority of the holders of the then outstanding shares of the Corporation’s Preferred Stock, voting together as a single class on an as converted basis or (iii) the affirmative vote of the holders of a majority of the then outstanding shares of Series D Convertible Preferred Stock, each share of Series D Convertible Preferred Stock shall convert, without the payment of any additional consideration, into shares of Common Stock at the Series D Conversion Price then in effect as if the holders thereof had exercised their right to convert under Section 4(a) hereof.

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IN WITNESS WHEREOF, Vaccinex Inc. has caused this Certificate of Amendment to the Amended and Restated Certificate to be signed by its duly authorized officer as of this 24th day of July, 2018.

Vaccinex, Inc.

By:	/s/ Maurice Zauderer
Name:	Maurice Zauderer
Title:	President and Chief Executive Officer